UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2016

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

Part II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict” or other similar words or expressions, or any variations thereof.

The forward-looking statements included in this Annual Report are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 30, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or“our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

GK Investment Holdings, LLC was formed as a Delaware limited liability company on September 14, 2015. We engage in acquiring existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. To date, our assets, Lake Mead Crossing and 2700 Ygnacio, are held through wholly-owned subsidiaries and have been financed primarily by obtaining new debt secured by the assets. We produce income from leasing the commercial rental properties we own. Our intent is to acquire additional existing income producing commercial rental properties for the purpose of holding and operating such properties.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which Offering Statement was qualified by the SEC on September 30, 2016. Pursuant to the Offering Statement, we are offering up to a maximum of $50,000,000, or the Offering, of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. As of December 31, 2016, $1,455,000 of Bonds had been sold. As of April 18, 2017, $4,064,000 of Bonds had been sold. Assuming that the maximum amount of Bonds are purchased and issued, we anticipate that the net proceeds will be $44,650,000 and the proceeds will be used to pay down existing indebtedness and acquire additional rental properties in our target asset class.

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We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois formed in 1994. We benefit from GK Development’s real estate operating and leasing expertise, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly-owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Lake Mead Crossing, which was our sole asset as of December 31, 2016, consists of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. LM Partners owns a portion of Lake Mead Crossing, consisting of approximately 155,000 square feet of rentable commercial space that is 94.3% leased as of December 31, 2016. LM Development, owns the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space that is 52.5% leased as of December 31, 2016.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, allocated between LM Partners and LM Development, of which $9,978,483 is outstanding as of April 18, 2017. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, of which $648,100 is outstanding as of April 18, 2017. For more details on the terms of the financing, please see “Item 7. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a current tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

2700 Ygnacio

On October 21, 2016, 2700 Ygnacio Partners, LLC, a Delaware limited liability company, or Ygnacio Partners, was formed as a wholly-owned subsidiary of the Company, and on December 22, 2016, the Company through Ygnacio Partners, entered into an Assignment of Purchase and Sale Agreement, or the Assignment, with GK Development, pursuant to which GK Development assigned to Ygnacio Partners that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio. 2700 Ygnacio consists of 107,970 rentable square feet. It is 90% leased with a weighted average lease term remaining of 3.0 years. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290, excluding prorations. The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,300,100, or the GK Development Loan II, and (iii) proceeds from the Offering of $1,280,190.

Financial Summary

For the year ended December 31, 2016, we had revenue of $3,986,024, consolidated net income before depreciation and amortization of $654,114 and a consolidated net loss of $1,593,199. For the period from November 12, 2015 (inception) through December 31, 2015, we had revenue of $563,037, consolidated net loss before depreciation, amortization and bargain purchase price adjustment of $744,198 and a consolidated net income of $3,789,313 after recording a bargain purchase price adjustment in the amount of $4,936,000.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the twelve-month period, from January 1, 2016 to December 31, 2016.

As of December 31, 2016, we had one asset, a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing was purchased on November 12, 2015 and GK Development assumed management responsibilities on May 1, 2016.

In the twelve-month period from January 1, 2016 through December 31, 2016, our total revenues from operations amounted to $3,986,024. Operating costs for the year, including depreciation and amortization of $2,247,313 but excluding interest expense of $2,381,086, amounted to $3,198,137. This resulted in an operating loss of $1,593,199, after taking into account depreciation and amortization of $2,247,313 and interest expense of $2,381,086.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of December 31, 2016, we had cash on hand of $1,187,293 and funded reserves of $141,508. The funded reserves are comprised of (i) a tenant improvement reserve of $39,658, which is required as a condition precedent of a mortgage loan payable and (ii) a bond service reserve of $101,850, which is required pursuant to the Indenture related to the Bonds, which requires 7% of the gross proceeds from the Offering to be placed in to a reserve account held by the bond trustee for the purpose of paying our bond service obligations through the first anniversary of the first closing date of the Offering, or October 17, 2016. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $1,455,000 was sold as December 31, 2016. We anticipate that the net proceeds of the Offering, if successful, will amount to $44,650,000, which will enable us to pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

The loan from Barrington Bank, matures on November 12, 2017. The loan is secured by the rental property owned by LM Development as well as a personal guarantee by an affiliate of one of our members. The rental property acquired by LM Development, was acquired at a bargain purchase price resulting in a bargain purchase price adjustment of $4,936,000 being recorded as of the date of acquisition, November 12, 2015. The fair value was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. At the date of acquisition, LM Development obtained a $2,700,000 first mortgage loan from Barrington Bank, which resulted in a loan-to-value of 34.02%, exclusive of mezzanine debt. Because of the low loan to value ratio, management is of the opinion that refinancing the mortgage loan with Barrington Bank, under similar terms, will not be an issue.

The Company is offering $50,000,000 of the Bonds at a purchase price of $1,000 per Bond. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of December 31, 2016, $1,455,000 of Bonds have been sold and through April 18, 2017, $4,064,000 have been sold. The proceeds from the Offering received to date have been used for the acquisition of 2700 Ygnacio, and it is our intention to use future proceeds to repay a portion of existing mezzanine debt and other existing indebtedness and acquire additional commercial rental properties in our target asset class.

LM Partners sold a building containing approximately 7,790 rentable square feet to Pacific Dental Services, LLC for $4,000,0000, excluding prorations, a current tenant in Lake Mead Crossing. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I. The pay down of the debt reduces the future liquidity requirements of the Company. Our other short-term liquidity requirements include the payment of the interest on the loans from both GKSI IV and GK Development.

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Trend Information

In the fourth quarter of 2016, we sold $1,455,000 of Bonds in the Offering. In the first quarter of 2017 and through April 18, 2017, we sold $4,064,000 of Bonds in the Offering. We have noticed an acceleration of the sale of Bonds in the Offering as the market becomes more acquainted with the Offering. We expect this trend to continue through the end of 2017 or the Offering, whichever occurs first. As Bonds are sold, we intend to use the net proceeds from the Offering to pay down mezzanine debt and other existing indebtedness and acquire commercial real estate assets in our target asset class.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	58	President and Sole Director	1995
Sherry Mast	49	Principal - Leasing	1997
Gregory C. Kveton	60	Principal - Development	2002
Susan Dewar	58	Senior Vice President - Acquisitions	2004
Matt Leiter	44	Senior Vice President - Equity Markets	2011
Melissa Pielet	51	Principal - Equity Markets	2013
RaeAnn Overberg	53	Senior Vice President - Operations	2004
Michael Sher	59	Chief Financial Officer	2015

Set forth below is biographical information for GK Development Inc.'s executive officers.

Garo Kholamian, age 58, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart's community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master's Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor's Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 49, is the Principal - Leasing at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing of the company's entire portfolio and manages outside broker relationships, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp's, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick's Finer Foods and American Superstores. Prior to joining Karp's, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt's industry-leading service standards. Ms. Mast received her Bachelor's Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 60, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead the company's ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development's investors, tenants and community. Previously, Greg was Senior Vice President - Operations with fiscal and operation responsibility for GK Development's portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Greg was National Director of the Community Centers group, where he oversaw asset and property management for the company's power and community centers portfolio. Greg graduated from Iowa State University with a Bachelor of Science degree in Business Administration, and holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

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Susan Dewar, age 58, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development's properties, and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Matt Leiter, age 44, is the Senior Vice President - Equity Markets at GK Development. Matt manages legacy investments and its investors. Matt also structures new investment products for distribution to Broker Dealers, Family Offices, and Institutional investors. Matt manages and monitors the financial performance of the company's four equity funds and seven single-asset real estate investment offerings. He has also selected and managed GK's National Sales, Key Accounts and Wholesaling team, leading them to more than $50 million raised in less than two-years, allowing for the purchase or recapitalization of more than $150 million of real estate assets. Before joining GK Development, he was General Manager at the Leiter Group, a Florida real estate development firm with a focus on mixed-use multi-family public/private projects. There he led in managing and developing projects with a combined value of over $300 million. He also has experience as the Chief Operating Officer of a European software company and as a sales manager at Caterpillar, Inc., where he worked for six years. Matt received his Bachelor of Science degree from the University of Illinois at Champaign - Urbana and his Masters of Business Administration from the University of Chicago.

Melissa Pielet, age 51, is the Principal - Finance at GK Development. Melissa arranges financing for all of GK Development's acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development's portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial's 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third party borrowers, including all of GK Development's acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

RaeAnn Overberg, age 53, is the Senior Vice President - Operations at GK Development. RaeAnn brings the GK Development more than 20 years' experience in leasing, facilities management, marketing, and site selection of commercial and commercial rental properties. Currently, RaeAnn oversees operations and has fiscal responsibility for GK Development's portfolio of more than 6 million square feet of space. She is responsible for managing revenue and capital projections, physical property condition, and shopper marketing programs to meet the changing needs of the portfolio. RaeAnn was previously Director of Specialty Leasing; in 2004 she initiated the specialty leasing program for GK Development's regional mall acquisitions. Before joining GK Development, RaeAnn worked for DHL Airways as Director of Corporate Services. She has also held positions in office building development and mall management for Homart Development Company, the real estate development arm of Sears Roebuck. RaeAnn graduated from DePauw University in Greencastle, Indiana with a Bachelor of Arts degree in Communications and Business. She is a member of the International Council of Shopping Centers (ICSC) and holds both their Certified Shopping Center Manager designation and Certified Retail Executive designation.

Michael Sher, age 59, is the Chief Financial Officer of GK Development Inc. Michael joined GK bringing over 30 years of experience including public accounting, specializing in audit, tax and consulting services within the real estate industry. Michael has a wide breadth of audit experience including managing the audits of large real estate portfolios encompassing all asset classes; privately offered real estate syndications; and entities with troubled loan and real estate-owned portfolios. Prior to joining GK, Michael was a partner with McGladrey LLP and served as the Chief Financial Officer of a multifamily real estate developer, Mesa Development Corporation based in Chicago, Illinois. Mesa Development has developed over $400,000,000 of multifamily real estate. As CFO, Michael was responsible for all aspects of the finance department including the reporting process, investor and lender relations, treasury, tax and compliance. Michael's education includes a Bachelor of Science in Accounting and a Master's of Science in Taxation from the University of the Witwatersrand, Johannesburg, South Africa. Michael is a Certified Public Accountant and member of American Institute of Certified Public Accountants and the Illinois CPA Society.

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Director and Executive Compensation

Our company does not have directors and executive officers. It is operated by a sole manager, GK Development. Garo Kholamian is the sole shareholder and director of GK Development. We will not reimburse GK Development for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

At December 31, 2016, our company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all of the Class A Units. Four entities, or the Class B Members, hold all of the Class B Units. Currently, Class A Units and Class B Units constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. At such time as the Initial Forced Sale Agreements (as defined in the Offering Statement) have been terminated, or the Conversion Date, Class B Units will be converted into Class A Units at a ratio of four (4) Class A Units for each Class B Unit converted. After the Conversion Date, there will be no Class B Units, the entities formerly holding Class B Units will hold an 80% Membership Interest, and the individuals holding Class A Units prior to the Conversion Date will hold a 20% Membership Interest.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class

Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	62,975,640 Class A Units	N/A	51.036%

Class A Units	Nancy Kholamian(2) 257 East Main Street, Suite 200 Barrington, IL 60010	38,297,620 Class A Units	N/A	31.038%

Class A Units	Directors and Executive Officers(3) 257 East Main Street, Suite 200 Barrington, IL 60010	65,334,600 Class A Units	N/A	52.948%

Class B Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	88,840,606 Class B Units	N/A	72.000%

Class B Units	Directors and Executive Officers(3) 257 East Main Street, Suite 200 Barrington, IL 60010	113,518,552 Class B Units	N/A	92.000%

_________________

(1)	Garo Kholamian owns a 25.518% Membership Interest individually, and he controls an additional 36.000% through certain Class B Members. As a result, Garo Kholamian has a beneficial Membership Interest of 61.518%. After the Conversion Date, Garo Kholamian will own a 10.207% Membership Interest, individually, and he will control an additional 57.600% through certain Class B Members. As a result, Garo Kholamian will have a beneficial Membership Interest of 67.807%.

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(2)	Nancy Kholamian owns a 15.519% Membership Interest individually, and she controls an additional 4.000% through a certain Class B Member. As a result, Nancy Kholamian has a beneficial Membership Interest of 19.519%. Nancy Kholamian will own a 6.208% Membership Interest after the Conversion Date, and she will control an additional 6.400% through a certain Class B Member. As a result, Nancy Kholamian will have a beneficial Membership Interest of 12.608%.

(3)	Directors and executive officers own a 26.474% Membership Interest individually, and they control an additional 46.000% through certain Class B Members. As a result, directors and executive officers have a beneficial Membership Interest of 72.474%. Directors and executive officers will own a 10.590% Membership Interest after the Conversion Date, and they will control an additional 73.600% through certain Class B Members. As a result, directors and executive officers will have a beneficial Membership Interest of 84.190%. The ownership interest of directors and executive officers is inclusive of Garo Kholamian’s ownership interest.

Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Development under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. 2700 Ygnacio is managed by GK Development under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Development is responsible for promoting the sale of the Bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross proceeds received from the Offering up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross proceeds received from the Offering up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross proceeds received from the Offering up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross proceeds received from the Offering.

The Company through its wholly-owned subsidiaries has entered into a loan agreements with GKSI IV in the maximum amount of $10,500,000, of which $9,978,483 was outstanding as of December 31, 2016. GKSI IV is managed by the GK Development.

The Company through its wholly-owned subsidiaries has entered into the GK Development Loan I with GK Development in the maximum amount of $2,608,000, of which $1,628,100 was outstanding as of December 31, 2016.

The Company through its wholly-owned subsidiary has entered into the GK Development Loan II in the maximum amount of $855,000, all of which was outstanding as of December 31, 2016.

In addition, the Company has entered into the Cash Flow Loan Agreements and Forced Sale Agreements (as both terms are defined in the Offering Circular). For information on the Cash Flow Loan Agreements, Forced Sale Agreements and other related party transactions, please see “Certain Relationships and Related Transactions” in the Offering Circular incorporated by reference to the Rule 253(g)(2) filing on September 30, 2016, as supplemented by the Rule 253(g)(2) filing on December 28, 2016.

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With respect to related parties, amounts incurred in 2016 consisted of the following:

GK Development, Inc.
Management fees (3% of gross collections)	$112,918
Acquisition fees (2% of the purchase price)	-
Leasing commissions - capitalized	9,315
Interest on GK Development, Inc. loans	114,279
Bond issuance costs	37,539
274,051

GKSI IV, LLC
Interest on loans	791,910
Loan Cost	28,970
820,880

$1,094,931

Item 6. Other Information

None.

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Item 7. Financial Statements

Independent Auditor’s Report

To the Management of GK Development, Inc.
Property Manager of

GK Investment Holdings, LLC
Barrington, Illinois

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of GK Investment Holdings, LLC, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GK Investment Holdings, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policy for accounting for debt issuance costs by adopting the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. Accordingly the 2015 consolidated financial statements have been restated to adopt this standard. Our Opinion is not modified with respect to this matter.

Other Matter

The consolidated financial statements of GK Investment Holdings, LLC as of December 31, 2015, before the restatement described in Note 1, were audited by another auditor, whose report dated May 31, 2016, expressed an unmodified opinion on those consolidated statements.

As part of our audit of the December 31, 2016 consolidated financial statements, we also audited the adjustments described in Note 1 that were applied to restate the 2015 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 consolidated financial statements of the entity other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements as a whole.

/s/ Eide Bailly LLP

Denver, Colorado

April 20, 2017

10

GK Investment Holdings, LLC

Consolidated Balance Sheets
December 31, 2016 and 2015

		(Restated)
	2016	2015
ASSETS
Rental properties	$44,329,103	$44,266,938
Less: Accumulated depreciation	1,266,411	181,895
	43,062,692	44,085,043

Cash	1,187,293	186,278
Accounts receivable - tenants	141,707	47,209
Deferred rent receivable	48,514	5,559
Deferred leasing costs - Net	528,161	689,699
Lease intangibles - Net	3,228,195	4,526,437
Restricted cash - funded reserves	141,508	2,649
Other receivables - tenant	75,969	107,615
Other assets	1,026,758	25,721

Total assets	$49,440,797	$49,676,210

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$42,995,515	$41,224,700
Bonds payable - Net	1,320,126	-
Accrued financing fees payable	297,570	824,600
Accounts payable	-	11,954
Deferred rent	7,006	45,355
Lease intangibles - Net	2,235,743	2,662,042
Accrued interest	138,211	182,829
Other accrued liabilities	88,289	50,632
Due to affiliates	138,773	861,335
Tenant security deposits	22,450	22,450
Total liabilities	47,243,683	45,885,897

Commitments and Contingencies (Notes 8, 9 and 13)

Members' Equity
Members' Equity	2,197,114	3,790,313

	$49,440,797	$49,676,210

See Notes to Consolidated Financial Statements

11

GK Investment Holdings, LLC

Consolidated Statements of Operations
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015
Revenues
Minimum rents	$3,518,421	$527,971
Percentage rents	4,055	-
Tenant recoveries	463,548	34,575
Other rental income	-	491
	3,986,024	563,037

Operating Expenses
Operating expenses	480,502	51,874
Insurance	46,805	5,591
Management fees	112,918	25,855
Professional fees	81,418	6,955
Real estate taxes	230,806	34,236
Acquisition and closing costs	3,489	861,096
Depreciation and amortization	2,247,313	402,489
	3,203,251	1,388,096

Other Income and (Expense)
Bargain purchase price adjustment	-	4,936,000
Interest income	8	-
Interest expense	(2,381,086)	(321,628)
Miscellaneous income	5,106	-
	(2,375,972)	4,614,372

Consolidated Net Income/(Loss)	$(1,593,199)	$3,789,313

See Notes to Consolidated Financial Statements

12

GK Investment Holdings, LLC

Consolidated Statements of Members' Equity
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015

Balance - Beginning of Period	$3,790,313	$-

Contributions	-	1,000

Consolidated Net Income/(Loss)	(1,593,199)	3,789,313

Balance - End of Period	$2,197,114	$3,790,313

See Notes to Consolidated Financial Statements

13

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015
Cash Flows from Operating Activities

Consolidated Net Income/(Loss)	$(1,593,199)	$3,789,313
Adjustments to reconcile consolidated net income/(loss) to net cash from operating activities:
Depreciation and amortization	2,247,313	402,489
Amortization of above-market leases	307,133	52,501
Accretion of below-market leases	(426,299)	(82,648)
Deferred rent receivable - Net	(42,955)	(5,559)
Bargain purchase price	-	(4,936,000)
Amortization of debt issuance costs	192,956	30,633
Amortization of bond issuance costs	2,041	-
Changes in:
Accounts receivable - tenants	(94,498)	(47,209)
Other receivables - tenant	31,646	(107,615)
Other assets	3,963	(25,721)
Accounts payable	(11,954)	11,954
Deferred rent	(38,349)	45,355
Accrued interest	(44,618)	182,829
Other accrued liabilities	37,657	50,632
Due to affiliates	(722,562)	861,335
Tenant security deposits	-	22,450
Net cash provided by/(used in) operating activities	(151,725)	244,739

Cash Flow from Investing Activities
Acquisition of rental properties	(62,999)	(42,065,000)
Payment of deferred leasing commissions	(9,315)	(10,479)
Deposits for acquisition of rental property	(1,005,000)	-
Net deposit to restricted cash - funded reserves	(138,859)	(2,649)

Net cash (used in) investing activities	(1,216,173)	(42,078,128)

See Notes to Consolidated Financial Statements

14

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (continued)
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015
	2016	Period from November 12, 2015 (Inception) through December 31, 2015

Cash Flows from Financing Activities
Proceeds from notes payable	$2,366,484	$43,358,100
Principal payment on notes payable	(759,655)	(1,048,484)
Payment of financing costs	(556,000)	(290,949)
Capital contributions	-	1,000
Proceeds from bonds payable	1,455,000	-
Payment of bond issue costs	(136,916)	-

Net cash provided by financing activities	2,368,913	42,019,667

Net Increase in Cash	1,001,015	186,278

Cash - Beginning of period	186,278	-

Cash - End of period	$1,187,293	$186,278

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,230,707	$108,166

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$28,970	$824,600

Acquisition costs accrued and not paid	$-	$845,000

See Notes to Consolidated Financial Statements

15

GK Investment Holdings, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $1,455,000 and $0 was sold as of December 31, 2016, and 2015, respectively (Note 9). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed with LM Parent as its sole member. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of December 31, 2016, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

2700 Ygnacio, LLC (“Ygnacio”) – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada (the "Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Subsequent to year end (January 30, 2017), the office building was acquired for $14,905,290. See Note 13.

The Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIH as set forth in the Agreement.

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Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement reserves and bond service reserves.

Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The fair value of the tangible assets of the acquired property is determined using the income approach methodology of valuation, which value is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third party appraiser. In valuing an acquired property’s intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. The Company will record a bargain purchase price adjustment if it determines that the purchase price for the acquired assets is less than the fair value at the time of acquisition.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2016, and 2015.

Debt Issuance Costs – Debt issuance costs represent fees and other third party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheet as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

17

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Bond Issuance Costs – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance costs are presented on the consolidated balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon acquisition of Lake Mead Crossings, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income.

Upon acquisition of Lake Mead Crossings, the Company estimated the fair market value of acquired leasing commissions as the costs the Company would have incurred to lease Lake Mead Crossings to its occupancy level at the date of acquisition. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third party costs that would be incurred to lease Lake Mead Crossings to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the fair value of acquired in-place lease costs as the costs the Company would have incurred to lease Lake Mead Crossings to its occupancy level at the date of acquisition by evaluating the time period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2016 and 2015, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded, such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date (October 17, 2016).

18

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance, and other operating expenses, are recognized as revenue in the period the applicable expenses are incurred.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities for federal income tax reporting purposes and are treated as a component of GKIH for federal income tax purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2016, and 2015, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policy – As of January 1, 2016, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The Company has adopted this standard as management believes this presentation more accurately reflects the costs of borrowing for arrangements in which debt issuance costs are incurred. The effect of the restatement on the balance sheet as of December 31, 2015 is presented directly below.

Restatement Resulting from Changes in Accounting Policy – As described above in Change in Accounting Policy, the Company adopted ASU 2015-03 as of January 1, 2016, which required retroactive application of the standard as of December 31, 2015. As a result, the consolidated balance sheet as of December 31, 2015 has been restated to reflect that debt issuance costs have been reclassified from deferred leasing costs in assets to notes payable, and the effect of the restatement is as follows:

Consolidated Balance Sheet	As Previously Reported	Change in Accounting Principle	As Restated

As of December 31, 2015
Deferred costs	$1,774,615	$(1,084,916)	$689,699
Total Assets	50,761,126	(1,084,916)	49,676,210

Notes payable	$42,309,616	$(1,084,916)	$41,224,700
Total liabilities	46,970,813	(1,084,916)	45,885,897
Total liabilities and members' equity	50,761,126	(1,084,916)	49,676,210

Recent Accounting Pronouncements – In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The FASB has further issued several other ASUs that clarify specific matters within ASC 606, including ASU No. 2015-14 to defer the effective date. The effective date for the Company will be in the year ended December 31, 2019. The Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

19

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company beginning January 1, 2019. The adoption of this ASU will impact the presentation of the consolidated statements of cash flows, as well as require additional footnote disclosure to reconcile the consolidated balance sheet to the revised consolidated cash flow statement presentation.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early application of the guidance permitted. Under this amendment, the Company’s prospective operating property acquisitions will qualify for asset acquisition treatment under ASC 360, Property, Plant, and Equipment, rather than business combination treatment under ASC 805 Business Combinations, and will result in capitalization of asset acquisition costs instead of expensing these costs. The Company expects to early adopt this standard effective January 1, 2017.

Note 2 – Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life -Years	2016	2015

Land	-	$15,753,199	$15,753,199
Land Improvements	10	2,562,407	2,562,407
Buildings	40	25,029,982	25,029,982
Tenant Improvements	(a)	983,515	921,350

Total Cost		44,329,103	44,266,938

(Less) accumulated depreciation		(1,266,411)	(181,895)

Net rental properties		$43,062,692	$44,085,043

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,085,350 for the year ended December 31, 2016 and $181,895 for the period from November 12, 2015 (inception) through December 31, 2015.

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Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	2016	2015

Leasing commissions	Lease Terms	$728,353	$719,556

(Less) accumulated amortization
Leasing commissions		(200,192)	(29,857)

Deferred leasing costs - net		$528,161	$689,699

Total amortization expense charged to operations amounted to $170,853 for the year ended December 31, 2016 and $29,857 for the period from November 12, 2015 (inception) through December 31, 2015.

Note 4 – Lease Intangibles

Lease intangible assets are summarized as follows:

	2016	2015

Above-market leases	$998,730	$998,730
In-place leases	3,761,204	3,770,945

Total cost	4,759,934	4,769,675

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(359,634)	(52,501)
In-place leases (included in amortization expense)	(1,172,105)	(190,737)
	(1,531,739)	(243,238)

Lease intangible assets - net	$3,228,195	$4,526,437

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $307,133 for the year ended December 31, 2016 and $52,501 for the period from November 12, 2015 (inception) through December 31, 2015. Total amortization expense, attributable to in-place leases, included in depreciation and amortization, amounted to $991,110 for the year ended December 31, 2016 and $190,737 for the period from November 12, 2015 (inception) through December 31, 2015.

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Note 4 – Lease Intangibles (continued)

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2017	$878,697	$283,523	$1,162,220
2018	775,364	283,523	1,058,887
2019	370,327	72,050	442,377
2020	119,697	-	119,697
2021	93,747	-	93,747
Thereafter	351,267	-	351,267

	$2,589,099	$639,096	$3,228,195

Lease intangible liabilities consisted of:

	2016	2015

Below Market leases	$2,744,690	$2,744,690

(Less) accumulated accretion (increase in rental income)	(508,947)	(82,648)

Lease intangible liabilities - net	$2,235,743	$2,662,042

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $426,299 for the year ended December 31, 2016 and $82,648 for the period from November 12, 2015 (inception) through December 31, 2015. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2017	$384,899
2018	368,214
2019	316,388
2020	177,005
2021	156,332
Thereafter	832,905

$2,235,743

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Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. See Note 12 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 3 inputs.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund capital improvements for new tenants. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	2016	2015

Tenant improvement reserve	$39,658	$2,649
Bond service reserve	101,850	-

	$141,508	$2,649

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Note 7 – Other Receivable-Tenant

On acquisition of the rental property by LM Partners, LM Partners assumed a receivable owed by one of the tenants. The outstanding balance, which is unsecured and non-interest bearing, is payable in monthly installments of $2,637.

Future minimum payments to be received are as follows:

Years Ending December 31	Total

2017	$31,647
2018	31,647
2019	12,675

$75,969

Note 8 – Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

A. Nevada State Bank

Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) is available to fund leasing commissions and tenant improvements approved by the lender. During the year ended December 31, 2016, $63,000 was funded from NP 2. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and is payable in monthly principal and interest payments of $156,650.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc.. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B. GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At December 31, 2016, $9,538,483 and $440,000 was funded to LM Parent and LM Development, respectively, aggregating to $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

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Note 8 – Notes Payable (continued)

In the event that the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. In the event that the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,755,000 in the aggregate. This amount has been measured as of December 31, 2016, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

C. GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

Lake Mead Development, LLC (“LM Development”)

D. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.37% and 3.00% per annum at December 31, 2016 and 2015, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2017. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members.

The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

E. GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At December 31, 2016 $9,538,483 and $440,000 was funded to LM Parent and LM Development, respectively, aggregating to $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,755,000 in the aggregate. This amount has been measured as of December 31, 2016, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

F. GK Development, Inc.

Concurrent with the acquisition of the Property by LM Development, LM Development entered into an unsecured loan agreement with GK Development, Inc. the Manager, and the Sponsor of the Bonds, in the amount of $20,000. The loan, which bore interest at 7.00% per annum, was repaid as of December 31, 2015.

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Note 8 – Notes Payable (continued)

G. 2700 Ygnacio, LLC

On December 22, 2016, Ygnacio entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (” Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio that certain Purchase and Sale Agreement, as amended, to acquire a three story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio entered into a promissory note with GK Development, Inc. for an amount of $855,000, with such funds being used to fund an acquisition escrow deposit. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

Notes payable is summarized as follows:

		2016	2015

Nevada State Bank (NP 1)		$28,757,262	$29,451,516
Nevada State Bank (NP 2)		63,000	-
GK Secured Income IV, LLC		9,978,483	8,530,000
Barrington Bank & Trust Co. N.A.		2,634,600	2,700,000
GK Development, Inc.		2,483,100	1,628,100

Total notes payable		$43,916,445	$42,309,616

	Basis of Amortization
Debt issuance costs	Loan Terms	$1,144,518	$1,115,549

(Less) Accumulated amortization		(223,588)	(30,633)

Debt issuance costs - net		920,930	1,084,916

Notes payable - net		$42,995,515	$41,224,700

Total amortization expense of debt issuance costs charged to operations amounted to $192,956 for the year ended December 31, 2016 and $30,633 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

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Note 8 – Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2017	$5,841,672
2018	10,732,368
2019	785,034
2020	814,450
2021	851,121
Thereafter	24,891,800

$43,916,445

Note 9 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2017 and the Company intends to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 11 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Bonds payable is summarized as follows:

		2016	2015

Bonds Payable		$1,455,000	$-

	Basis of Amortization
Bond Issuance Costs	Bond Term	136,915	-

(Less) Accumulated amortization		(2,041)	-
Deferred bond issuance costs - net		134,874	-

Bonds payable - net		$1,320,126	$-

Total amortization expense of bond issuance costs charged to operations amounted to $2,041 for the year ended December 31, 2016 and $-0- for the period from November 12, 2015 (inception) through December 31, 2015, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

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Note 10 – Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Development	Partners	Total

2017	$430,000	$2,929,000	$3,359,000
2018	165,000	2,754,000	2,919,000
2019	114,000	1,321,000	1,435,000
2020	111,000	493,000	604,000
2021	114,000	402,000	516,000
Thereafter	77,000	1,039,000	1,116,000

	$1,011,000	$8,938,000	$9,949,000

A number of leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2016, four tenants currently occupy 65.50% of the portion of the retail power center owned by LM Partners, representing approximately 46.82% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 49.39% of minimum rents for the year ended December 31, 2016.

Lake Mead Development, LLC

As of December 31, 2016, two tenants currently occupy 50.73% of the portion of the power center owned by LM Development, representing approximately 92.33% of the future minimum base rental revenue under leases expiring on various dates between 2018 and 2022. These same tenants account for 31.07% of minimum rents for the year ended December 31, 2016.

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Note 11 – Related Party Transactions

Lake Mead Crossings is managed by GK Development, Inc. an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 8 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	Year ended December 31, 2016	For the period from November 12, 2015 through December 31, 2015
GK Development, Inc.
Management fees (3% of gross collections)	$112,918	$25,855
Acquisition fees (2% of the purchase price)	-	845,000
Leasing commissions - capitalized	9,315	10,659
Interest on loans	114,279	31,322
Bond issuance costs	37,539	-
	274,051	912,836

GKSI IV, LLC
Interest on loans	791,910	88,337
Loan costs	28,970	170,600
	820,880	258,937

	$1,094,931	$1,171,773

At December 31, 2016 and 2015, $138,773 and $892,657, respectively, was owed to GK Development, Inc. of which $138,773 (December 31, 2016) and $861,355 (December 31, 2015), is included in due to affiliates on the accompanying consolidated balance sheets and $9,773 (December 31,2016) and $31,322 (December 31, 2015) is included in accrued interest on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owed to GK Development, Inc., as discussed in Note 8.

At December 31, 2016 and 2015, $67,769 and $88,338, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570 and $170,600, at December 31, 2016 and 2015, respectively, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

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Note 12 – Business Combination

On November 12, 2015, LM Partners and LM Development each acquired a portion of the retail power center, known as Lake Mead Crossing, located in Henderson, Nevada for $39,065,000 (net of a credit in the amount of $185,000) and $3,000,000, respectively. LM Partners and LM Development acquired the properties, from the same seller. The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail power center. The results of the acquired operations have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the fair value of the assets and liabilities assumed at the acquisition date:

	Development	Partners	Total

Land and land improvements	$6,759,701	$11,555,905	$18,315,606
Rental property and improvements	1,928,616	24,022,716	25,951,332
Leasing commissions	83,305	625,772	709,077
Above-market leases	-	998,730	998,730
In-place leases	568,688	3,202,257	3,770,945
	9,340,310	40,405,380	49,745,690

Bargain purchase price adjustment	4,936,000	-	4,936,000
Below-market leases	1,404,310	1,340,380	2,744,690

Net cash consideration	$3,000,000	$39,065,000	$42,065,000

Acquisition related costs, which include acquisition fees and other closing fees totaled $3,489 for the year ended December 31, 2016 and $861,096 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts are included on the accompanying consolidated statements of operations.

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based on significant inputs that are not observable in the market and are therefore Level 3 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 9.0%.

The Company determined that the purchase price of the acquired assets was less than the fair value at the time of purchase, and as a result thereof, a bargain purchase price gain in the amount of $4,936,000 was recorded and included on the accompanying consolidated statements of operations for the period from November 12, 2015 (inception) through December 31, 2015.

Note 13 – Subsequent Events

On December 22, 2016, the Company, through Ygnacio, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations) and was financed as follows: (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition; (ii) an interim loan from GK Development, Inc. of $2,300,100 and (iii) bond proceeds of $1,280,190.

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The consolidated financial statements and related disclosures include evaluation of events up through and including April 20, 2017, which is the date the consolidated financial statements were available to be issued.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)

Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016 .

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)

Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C. incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Form of Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Form of Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(g)

Form of Subordinated Promissory Note made by 1551 Kingsbury Partners, L.L.C. for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit (6)(g) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on June 30, 2016.

(6)(h)

Form of Subordinated Promissory Note made by Garo Kholamian for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit (6)(h) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on June 30, 2016.

(6)(i)

Form of Subordinated Promissory Note made by GKPI I Partners (Lakeview Square), LLC for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit (6)(i) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on June 30, 2016.

(6)(j)

Purchase and Sale Agreement by and between Lake Mead Crossing L.L.C. and GK Development, Inc., incorporated by reference to Exhibit (6)(h) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(k)

First Amendment to Purchase and Sale Agreement by and between Lake Mead Crossing, L.L.C. and GK Development, Inc, incorporated by reference to Exhibit (6)(i) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

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(6)(l)

Second Amendment to Purchase and Sale Agreement by and between Lake Mead Crossing, L.L.C. and GK Development, Inc., incorporated by reference to Exhibit (6)(j) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(m)

Assignment and Assumption of Purchase and Sale Agreement (Lake Mead Crossing – Shopping Center) by and among GK Development, Inc., Lake Mead Development, LLC and Lake Mead Partners, LLC, incorporated by reference to Exhibit (6)(k) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(n)

Term Loan Agreement by and between Nevada State Bank and Lake Mead Partners, LLC, incorporated by reference to Exhibit (6)(l) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(o)

Promissory Note (Non-Revolving) by Lake Mead Partners, LLC for the benefit of Nevada State Bank in the amount of $29,500,000, incorporated by reference to Exhibit (6)(m) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(p)

Promissory Note (Non-Revolving) by Lake Mead Partners, LLC for the benefit of Nevada State Bank in the amount of $500,000, incorporated by reference to Exhibit (6)(n) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(q)

Deed of Trust and Security Agreement with Assignment of Rent and Fixture Filing by Lake Mead Partners, LLC for the benefit of Nevada State Bank, incorporated by reference to Exhibit (6)(o) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(r)

Note by Lake Mead Development, LLC for the benefit of Barrington Bank & Trust Company, N.A., incorporated by reference to Exhibit (6)(p) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(s)

Security Agreement by Lake Mead Development, LLC for the benefit of Barrington Bank & Trust Co., N.A., incorporated by reference to Exhibit (6)(q) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(t)

Secured Promissory Note by Lake Mead Parent, LLC and Lake Mead Development, LLC for the benefit of GK Secured Income IV, LLC, incorporated by reference to Exhibit (6)(r) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(u)

Security Agreement by Lake Mead Parent, LLC and our company for the benefit of GK Secured Income IV, LLC, incorporated by reference to Exhibit (6)(s) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(v)

Promissory Note by Lake Mead Partners, LLC for the benefit of GK Development, Inc, incorporated by reference to Exhibit (6)(t) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(w)

Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of October 4, 2016, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

(6)(x)

Reinstatement and First Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of November 4, 2016, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

(6)(y)

Second Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of November 14, 2016, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

(6)(z)

Third Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of December 9, 2016, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

(6)(aa)

Assignment of Purchase and Sale Agreement by and between GK Development, Inc. and 2700 Ygnacio Partnerrs, LLC, dated as of December 22, 2016, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

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(6)(bb)

Promissory Note by 2700 Ygnacio Partners, LLC for the benefit of GK Development, Inc., dated as of December 22, 2016, incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on December 28, 2016.

(8)

Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(9)	Plante & Moran, PLLC letter addressed to the Securities and Exchange Commission, incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on December 1, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

Date: April 24, 2017	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 24, 2017	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)

Date: April 24, 2017	By:	/s/ Michael Sher
	Name:	Michael Sher
	Its:	Chief Financial Officer of our manager (Principal Financial Officer and Principal Accounting Officer)

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